Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.D

Policies with Respect to Security Investments

During the six months ended December 31, 2004, the Board of Directors of Dreyfus Founders Funds, Inc. (the "Registrant") approved a change to the investment policy of the Dreyfus Founders Equity Growth Fund (formerly known as Dreyfus Founders Growth and Income Fund) to require the Fund normally to invest at least 80% of its net assets in stocks that are included in a widely recognized index of stock market performance, such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, or the Nasdaq Composite Index. This policy was approved as a non-fundamental policy that may be changed only if at least 60 days' prior notice of the change is provided to shareholders of the Fund.

In addition, the Board approved deletion of the words "of great financial strength" from the description of the companies in which the Fund primarily invests. This paragraph now reads:

     The fund seeks long-term growth of capital and income. To pursue this goal, the fund primarily invests in common stocks of large, well-established and mature companies. These companies generally have long records of profitability and dividend payments and a reputation for high-quality management, products, and services.